REFERENCES SUPPORTING THE CONCLUSION THAT OZONE IS A
STRONGER DISINFECTING AGENT THAN CHLORINE


Taken from B. Langlais, D.A. Reckhow and D.R. Brink, Ozone in Water Treatment, Application and Engineering, American Water Works Association, Research Foundation, Denver, CO, 1991, pages 220 and 221.

Two tables below extracted from this text book show clearly the much higher disinfection capabilities of ozone compared with chlorine and other water disinfectants.



Table III-39.  Values of Specific Coefficients of Lethality for the Main Disinfectants (L/mg/min)


Disinfectant   Enterobacteria   Viruses   Bacterial Spores   Amoebic Cysts
------------   --------------   -------   ----------------   -------------

 O3 (ozone)          500           5              2                0.5
------------   --------------   -------   ----------------   -------------
    HOCl              20          1 up          0.05              0.05
------------   --------------   -------   ----------------   -------------
    OCl-             0.2         <0.02         <0.0005           0.0005
------------   --------------   -------   ----------------   -------------
   NH2Cl             0.1         0.005          0.001             0.02
------------   --------------   -------   ----------------   -------------

Source:  J.C. Morris, 1975, "Aspects of the Quantitative Assessment of
Germicidal Efficiency", in Disinfection:  Water and Wastewater, J.D. Johnson,
Editor, Ann Arbor Science Publishers, Inc., Ann Arbor, MI, Chapter 1:1.



When comparing Specific Lethality Coefficients, the higher the value of the Coefficient, the better the disinfection that can be attained. Thus ozone is 25 times better than free chlorine (HOCl) against Enterobacteria, 5 times better than chlorine against Viruses, 40 times better than chlorine against Bacterial Spores, and 10 times better than chlorine against Amoebic Cysts - based on data available in 1975.


Table III-40.  C-t values (mg-min/L) for 99% Inactivation of Microorganisms with Disinfectants at 5 Degrees Celsius

                    Disinfectant
                    -------------------------------------------------------------------------
Microorganism       Free Chlorine    Preformed Chloramine    Chlorine Dioxide    Ozone
                    (pH 6 to 7)      (pH 8 to 9)             (pH 6 to 7)         (pH 6 to 7)
-------------       -------------    --------------------    ----------------    ------------
E. coli             0.034 - 0.05     95 - 180                0.4 - 0.75          0.02
Polio 1             1.1 - 2.5        770 - 3740              0.2 - 6.7           0.1 - 0.2
Rotavirus           0.01 - 0.05      3810 - 6480             0.2 - 2.1           0.006 - 0.06
Phage f2            0.08- -0.18      ---                     ---                 ---
G. lamblia cysts    47 - >150        ---                     ---                 0.5 - 0.6
G. muris cysts      30 - 630         1400                    7.2 - 18.5          1.8 - 2.0

Source:  J.C. Hoff, 1987, "Strengths and Weaknesses of Using C-t Values to
Evaluate Disinfection Practice.  In Proc. AWWA Seminar, Assurance of Adequate
Disinfection, or C-t or not C-t. A,er. Water Works Assoc., Denver, CO, pp. 49-65.


When comparing disinfectant efficiencies by C-t values, the LOWER numbers mean higher disinfection, because less disinfectant is required to attain the specific result. Ozone clearly is the stronger of the disinfectants listed in this table against the microorganisms tested.